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                                                                  EXHIBIT (a)(2)
FOR IMMEDIATE RELEASE
February 7, 2000

              Read-Rite Corporation Announces Note Exchange Offer


     MILPITAS, CA (February 7, 2000) - Read-Rite Corporation today announced an offer to exchange its 10% Convertible Subordinated Notes due September 1, 2004 for the company's outstanding 6 1/2% Convertible Subordinated Notes due September 1, 2004. The exchange offer will commence on February 8, 2000, and is scheduled to expire on March 8, 2000, unless extended. The company previously announced the filing of a registration statement for this exchange offer.

     The exchange offer will be effected on the basis of $1,000 principal amount of exchange notes for each $2,000 principal amount of existing notes validly tendered and accepted for exchange in the exchange offer. The aggregate principal amount of the existing notes is $345,000,000. The company is also offering up to $50,000,000 aggregate additional exchange notes for cash. The exchange offer, in part, is intended to reduce the likelihood that the company's bank group will exercise its right under the indenture for the existing notes to block the regularly scheduled interest payment due on March 1, 2000.

     The exchange notes will be convertible at any time following issuance and prior to maturity, unless previously redeemed, into Common Stock of Read-Rite Corporation at a conversion price that is equivalent to a 15% premium of the daily volume weighted average price for its common stock for each of the five trading days prior to the second day prior to the expiration date of the exchange offer. The exchange notes will be redeemable at the option of the company on or after March 5, 2002, subject to certain conditions, and at the option of the holders in the event of a change in control.

     Consummation of the exchange offer will be conditioned on receipt of validly tendered existing notes representing at least 66-2/3 % of the existing notes.

     Robertson Stephens will act as dealer manager to solicit exchanges.
Norwest Bank Minnesota, National Association, will act as exchange agent. A prospectus for the exchange offer will be available from Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004 (toll free
(800) 223-2064; collect (212) 440-9800), which has been retained as information agent. Holders of the existing notes should contact Robertson Stephens at (800) 234-2663 for additional information.

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be exchanged or sold, nor may offers to exchange or may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale in any state in which such offer, exchange, solicitation, or sale would be unlawful prior to registration or qualification under the securities act of any such state.

     Read-Rite Corporation is one of the world's leading independent manufacturers of magnetic recording heads, head gimbal assemblies (HGAs) and head stack assemblies (HSAs) for disc drives and tape drives. The company is headquartered in Milpitas, California and has operations in Japan, Thailand, the Philippines and Singapore. The company's home page on the world wide web can be reached at http://www.readrite.com.
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